FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

CIT COMMERCIAL SERVICES ACQUIRES
U.S. FACTORING ASSETS OF HSBC BANK USA

CIT Group Inc. announced today that its Commercial Services business unit has acquired substantially all of the U.S. factoring assets and liabilities of HSBC Bank USA. The acquired assets approximate $1 billion before assumed liabilities with net assets acquired of approximately $270 million. Terms of the deal were not disclosed.

"This transaction reflects CIT's corporate strategy to pursue growth opportunities that are synergistic with our core business lines and meet our return on equity targets," said Jeffrey M. Peek, President and COO of CIT Group Inc.

"HSBC's decision to exit the domestic factoring business was made as a result of our new strategic plan's emphasis on our core U.S. businesses," said Martin Glynn, President & CEO of HSBC Bank USA. "We were very pleased to be able to reach agreement with CIT, as their proven expertise as a leading provider in the industry is widely acknowledged." HSBC Securities (Canada) Inc. advised HSBC Bank USA on this transaction.

CIT's Commercial Services business has been providing accounts receivable and inventory financing solutions to commercial businesses since the 1920s. "This addition to our existing portfolio reinforces CIT's commitment to the various industries that sell into retail channels of distribution," added John Daly, President, CIT Commercial Services.

Notes to editors:

About CIT Commercial Services
CIT Commercial Services is a unit of CIT Group Inc. and is one of the United States' leading providers of factoring, accounts receivable management, credit protection, and lending services. Commercial Services specializes in serving the apparel, footwear, furniture, home furnishings, consumer electronics and other industries that sell into retail channels of distribution. CIT Commercial Services is headquartered in New York City and has offices in Charlotte, Dallas, Los Angeles, Danville, VA; Hong Kong and Shanghai.

About CIT
CIT Group Inc. (NYSE: CIT), a leading commercial and consumer finance company, provides clients with financing and leasing products and advisory services. Founded in 1908, CIT has nearly $50 billion in assets under management and possesses the financial resources, industry expertise and product knowledge to serve the needs of clients across approximately 30 industries. CIT, a Fortune 500 company, holds leading positions in vendor financing, U.S. factoring, equipment and transportation financing, Small Business Administration loans, and asset-based and credit-secured lending. CIT, with its principal offices in Livingston, New Jersey and New York City, has approximately 6,000 employees in locations throughout North America, Europe, Latin and South America, and the Pacific Rim. For more information, visit www.cit.com.

About HSBC Bank USA
HSBC Bank USA has more than 400 branches in New York State, giving it the most extensive branch network in New York. The bank also has 10 branches in Florida, one in Pennsylvania, five in California, one in Washington, one in Oregon, and 15 in Panama.

HSBC Bank USA is the principal subsidiary of HSBC USA Inc, the 13th largest US bank holding company ranked by assets, and an indirectly-held, wholly-owned subsidiary of HSBC Holdings plc (NYSE: HBC). Headquartered in London, and with over 9,500 offices in 79 countries and territories, the HSBC Group is one of the world's largest banking and financial services organizations. For more information about HSBC Bank USA and its products and services visit www.us.hsbc.com.

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 31, 2003